August 20, 2025

Chun Ki Wan
Chief Executive Officer
Idea Tech Holding Ltd
Room 721, 7/F Cyberport One
100 Cyberport Road
Pokfulam, Hong Kong

       Re: Idea Tech Holding Ltd
           Registration Statement on Form F-1
           Filed August 8, 2025
           File No. 333-289411
Dear Chun Ki Wan:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Capitalization, page 64

1. Please remove your pro forma as adjusted (Over-allotment option exercised) column.
       In addition, remove the similar column and related disclosures in your dilution disclosure.
Dilution, page 65

2. Please review your dilution table for accuracy. In this regard, based on your disclosures of your net tangible book value per share as of 12/31/2024 of $0.06, and your pro forma net tangible book value per ordinary share of $0.58 after the offering, it would appear the increase attributable to new investors would be $0.52 as disclosed in the preceding paragraph. Further, it would appear your dilution per ordinary share to new investors in this offering would be $3.92. Please revise or advise.
 August 20, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yarona L Yieh